Exhibit 99.12
Metal Storm Limited
Notice of Meeting of Note Holders and
Explanatory Statement
Meeting to be held at Corrs Chambers Westgarth,
Level 35, Waterfront Place, 1 Eagle Street, Brisbane
on 29 August 2011 commencing at 10.00 am AEST
THIS NOTICE OF MEETING OF NOTE HOLDERS AND EXPLANATORY STATEMENT IS
IMPORTANT AND SHOULD BE READ IN ITS ENTIRETY. THE MATTERS RAISED IN THIS
DOCUMENT WILL AFFECT YOUR HOLDING OF CONVERTIBLE NOTES IN THE COMPANY.
IF YOU ARE IN DOUBT AS TO THE ACTION YOU SHOULD TAKE, YOU SHOULD SEEK ADVICE
FROM YOUR ACCOUNTANT, SOLICITOR OR OTHER PROFESSIONAL ADVISER WITHOUT DELAY.

Table of Contents

1 Background	5

1.1 Issue of the Original Notes	5
1.2 Product development programs	5
1.3 Considerable progress since the restructure of the Notes in 2009	6
1.4 Group’s current position	6
1.5 The Group’s future	8
1.6 Major capital raising	8

2 The Extension	9

2.1 Details of the Extension	9
2.2 Rationale to extend the Maturity Date of the Notes by six months	9
2.3 Approval of Shareholders	9
2.4 Effect of the Resolution	9

3 Effect of the Extension on the Company and Note Holders	10

3.1 Consequences of the Extension becoming effective	10
3.2 Consequences of the Extension not becoming effective	10

4 Directors’ recommendation	10

5 Factors to consider	11

5.1 Factors associated with holding Notes	11
5.2 Company specific factors	12

6 Trading of the Shares and Notes	13

7 Trustee’s disclaimer	13

8 Resolution: Approval of amendment to the Note Terms	13

8.1 The proposed amendment to the Note Terms	13
8.2 Trustee consent	13

9 Notice of change to particulars under the Trust Deed	14

Schedule	17

Notice of Meeting of Note Holders
Metal Storm Limited
Notice of Meeting of Note Holders
Notice is hereby given that a meeting of Note Holders of Metal Storm Limited will be held at Corrs Chambers Westgarth, Level 35, Waterfront Place, 1 Eagle Street, Brisbane on 29 August 2011 commencing at 10.00 am AEST.
Business
Resolution: Approval of amendment to the Note Terms
To consider and, if thought fit, pass the following as an Extraordinary Resolution:
That, subject to the satisfaction of the Condition set out below, for the purposes of clauses 15.11(c), 15.11(d) and 17.1(e) of the Trust Deed and for all other purposes, Note Holders:
(a)	approve the modification of the definition of Maturity Date in clause 1.1 of the Note Terms by deleting the words “1 September 2011” and inserting the words “1 March 2012” in their place; and

(b)	authorise the Trustee to effect the amendment referred to in paragraph (a) by executing the Amendment Deed.
Condition:
The approval of Note Holders of the Resolution is subject to the Company obtaining Shareholder approval to amend the Note Terms in the manner described in the Resolution.
The Condition will be satisfied when Shareholder approval is obtained or if ASX advises prior to the date of the Note Holder meeting that it does not require Shareholder approval.
Explanatory Statement
The accompanying Explanatory Statement forms part of this Notice of Meeting and should be read in conjunction with it.
The Glossary in the Explanatory Statement contains definitions of capitalised terms used in this Notice of Meeting and the Explanatory Statement.
Voting entitlements
In accordance with clause 15.12 of the Trust Deed, a Note Holder will be entitled to vote at the meeting if that Note Holder is recorded in the Register as at 10.00 am AEST on 27 August 2011.
Chairman of the meeting
In accordance with clause 15.4(a) of the Trust Deed, the Company nominates Terry O’Dwyer to be the Chairman of the meeting.
Voting at the meeting
In accordance with clause 15.7(d) of the Trust Deed, the Resolution, as an Extraordinary Resolution, must be determined by a poll. On a poll every Note Holder present (either personally, by proxy, attorney or corporate representative) will have one vote for every complete $1.00 in nominal value of Notes in their name in the Register. The nominal value is $0.135 per Note. By way of example, if you hold 10,000 Notes, you will have 1,350 votes at the meeting.
In the case of jointly registered Note Holders, any one of the joint Note Holders is entitled to vote in respect of their joint Notes. However, if more than one joint Note Holder attempts to vote in respect of the same Notes, only the vote of the joint Note Holder whose name appears first in the Register as

Notice of Meeting of Note Holders
Metal Storm Limited
between the joint Note Holders who have attempted to vote will be accepted to the exclusion of the votes of the other joint Note Holders.
Proxies
A Note Holder is entitled to appoint another person (whether a Note Holder or not) as their proxy to attend and vote in their place at the meeting.
A proxy has the same right as the Note Holder to speak at the meeting, including the right to demand or join in demanding a poll.
An instrument appointing a proxy must be in writing and signed by the appointor or their attorney or if the appointor is a corporation, executed in accordance with the Corporations Act or by its attorney.
The enclosed proxy form provides further details on appointing proxies and lodging proxy forms. If a Note Holder appoints a body corporate as its proxy and the body corporate wishes to appoint an individual as its corporate representative the appointment must be effected in the manner specified below.
Clause 15.10 of the Trust Deed requires that all completed proxy forms (including any supporting materials) must be received by the Company at its share registry at the address or facsimile number set out in the proxy form before 10.00 am AEST on 27 August 2011. Any proxy form (including any supporting materials) received after this time will not be valid.
Corporate representative
Any corporate Note Holder who has appointed a person to act as its corporate representative at the meeting should provide that person with a certificate or letter executed in accordance with the Corporations Act authorising them to act as that company’s representative. The authority may be sent to the Company or its share registry in advance of the meeting or handed in at the meeting when registering as a corporate representative. An Appointment of Representative Form is available from the Company’s share registry if required.
By order of the Board of Directors
Brett Farmer
Company Secretary
Metal Storm Limited
15 July 2011

Explanatory Statement
This Explanatory Statement has been prepared for the information of Note Holders in relation to the business to be conducted at the meeting of Note Holders on 29 August 2011.
This Explanatory Statement is provided to Note Holders to assist them in deciding how to vote on the Resolution in the Notice of Meeting.
This Explanatory Statement should be read in conjunction with the Notice of Meeting. Capitalised terms in this Explanatory Statement are defined in the Glossary.
1 Background
1.1 Issue of the Original Notes
The Company and the Trustee entered into the Trust Deed under which a total of 203,703,704 Original Notes were issued in accordance with a pro rata renounceable rights issue offer on 1 September 2006 to Shareholders and Harmony Investments as a sub-underwriter of the issue.
The Original Notes were issued to fund the advancement of the Group’s commercialisation strategy and to finance specific product development programs.
Following the approval of the holders of Original Notes and Shareholders, the Original Notes became Interest Bearing Notes on 31 July 2009 and had their maturity date extended to 1 September 2011. Under an election booklet and prospectus dated 12 August 2009, holders of Interest Bearing Notes were offered the opportunity to elect to hold their Notes as Secured Notes which also mature on 1 September 2011. Approximately 77% of Note Holders elected to hold Secured Notes.
Each Note:
(a)	has a face value of $0.135; and

(b)	can be converted into Shares at the lesser of $0.135 per Share or 90% of the volume weighted average price of Shares during the 30 business day period preceding conversion.
The Interest Bearing Notes are an unsecured debt obligation of the Company and bear interest at a rate of 10% per annum, with interest payable quarterly.
The Secured Notes are secured by a fixed and floating charge over the assets of the Company. They do not bear interest.
As at the date of this Explanatory Statement, the Company has 32,359,237 Interest Bearing Notes and 107,399,299 Secured Notes on issue.
1.2 Product development programs
The Group is actively developing the following products:
(a)	MAUL™ — a semi automatic 18mm (12 gauge) multi-shot accessory under-barrel launcher;

(b)	FireStorm™ — a 4 barrel 16-24 shot 40mm remotely operated weapon system;

(c)	FireStorm™ FURY — a configurable 40mm remotely operated weapon system, a typical configuration being 30 barrels, 90 shots before reload;

(d)	3GL — a semi-automatic 3 shot 40mm modular under-barrel grenade launcher; and

(e)	a range of 40mm and 18mm lethal and less lethal ammunition.
The Schedule provides further details about the products, their competitive selling proposition and the current status of their development.

Assuming the Company is able to raise enough funds to continue operations, the Directors expect that either or both of the 3GL and the MAUL™ will be available for production purposes within 18 months.
1.3 Considerable progress since the restructure of the Notes in 2009
Since the Maturity Date of the Notes was extended on 31 July 2009, the Company has made considerable progress in terms of its strategic focus, product development, contracts and business development.
Through MSI, the Company has continued to work with the US Marines, the US Navy and the US Army on contracts, as well as obtaining feedback on its products from a variety of international military, law enforcement and homeland security agencies.
These experiences have helped the Company to focus product development on weapons and ammunition systems that meet real customer needs. The development of FireStorm™ FURY and further enhancements to MAUL™ were driven by particular customer requirements and feedback.
The Group also obtained or completed some important contracts during the last two years. The most notable were the US Marines’ Mission Payload Module — Non Lethal Weapon System (MPM-NLWS)Technology Development Phase contract, and the contract for the supply of 500 MAUL™ weapons and 50,000 rounds of non-lethal ammunition to the Correctional Service of Papua New Guinea. These contracts are described in more detail below.
Completion of MPM-NLWS Technology Development Phase contract
The MPM-NLWS program is a funded program which is intended to provide the US Marines with 312 non-lethal weapons to fit on the Transparent Armor Gun Shield on the Humvee, to supplement the primary weapon.
MSI is the only organisation to have been selected for every contract phase so far on this program. In April 2011, MSI completed the Technology Development Phase contract which included the development of a new prototype 15 barrel, 45 shot, 40mm weapon system plus a high intensity, proximity fuzed, airburst “flash/bang” grenade.
If the evaluation by the US Marines of the prototype designs submitted in the Technology Development Phase is successful, the program is expected to move into the Engineering and Manufacturing Development Phase.
MSI currently anticipates that if the Engineering and Manufacturing Development Phase proceeds, it will tender for the contract when the solicitation is issued, which is currently expected in the fourth quarter of the 2011 calendar year.
First volume weapons contract
The Correctional Service of Papua New Guinea selected MAUL™ to replace the majority of its existing weapons inventory and signed a contract for the supply of 500 MAUL™ weapons and 50,000 rounds of non-lethal ammunition with the Company in August 2010. The contract is currently awaiting ratification by the Cabinet of the Government of Papua New Guinea. If the contract is ratified and the deposit under the contract is paid, the Company will commence production of the weapons and ammunition required under the contract.
1.4 Group’s current position
Over the past 12 months the Group has been reliant on the Dutchess Line Agreement plus small capital placements to fund its operations. During this time the Group has also reduced its operating expenditure.

From January 2011 to May 2011, the Group drew down approximately A$759,000 under the Dutchess Line Agreement and received a further A$810,000 from the issue of Shares under private placements. During this period, the Group’s operating expenses exceeded A$3 million.
On 1 September 2011 (being the Maturity Date of the Notes) the Group will have to repay Note Holders approximately A$18.9 million, unless the Note Holders opt to convert all of their Notes into Shares or agree to extend the Maturity Date.
Given the Group’s current financial position, it seems unlikely that a substantial number of Notes (which are debt securities) will be converted to Shares (which are equity securities and rank behind debt securities in a winding up) before the Maturity Date.
Accordingly, unless the Company can raise a significant amount of funds in the next six weeks, the Group will not have sufficient funds to repay the Face Value of the Notes on the Maturity Date. The Board does not expect to be in a position to raise the funds it requires within that timeframe. If the Maturity Date of the Notes is not extended, the Company will be required to appoint an administrator which will mean that:
•	the Company will be controlled by the administrator and creditors (which will include Note Holders). The creditors will be given the opportunity to elect a committee to consult with the administrator about the administration of the Company. The administration process may ultimately result in creditors approving the winding up of the Company which would involve the sale of all of its assets;

•	a default event will occur under the Charge and the Charge will automatically become a fixed charge over the whole of the Company’s assets (including its intellectual property). This will enable the Trustee to take control of, and sell, the Company’s assets in order to repay some or all of the Face Value of the Secured Notes to Secured Note Holders (subject to the rights of certain unsecured creditors preferred by law to be paid in priority to the Secured Note Holders); and

•	the subsequent failure of the Company to repay the Face Value of the Notes on the Maturity Date will be a default event under the Trust Deed which will entitle the Trustee to institute proceedings against the Company to recover any moneys owing to both Secured Note Holders and Interest Bearing Note Holders. As the Secured Notes rank in priority to the Interest Bearing Notes and have their Face Value secured by the Charge, Secured Note Holders will need to be paid the full Face Value of their Secured Notes from the net proceeds of the sale of the Company’s assets before any payment can be made to repay the Face Value of (and any outstanding interest owing on) the Interest Bearing Notes.
The Company does not own any significant assets which are readily convertible to cash. The Company’s main asset is its intellectual property, which is inherently difficult to value. The Directors believe that the total value of the Company’s assets are largely dependent on the price that can be obtained for the sale of the Company’s intellectual property, which is uncertain. Until any such sale is completed it is not possible to forecast whether Secured Note Holders or Interest Bearing Note Holders will receive the full Face Value of (and any outstanding interest owing on) their Notes from the net proceeds of a winding up, or the percentage of such debts that may be repaid to Note Holders.
Having considered this issue and other relevant matters including:
•	the success of the Company over the last two years in obtaining additional funding when required to continue its operations (including capital raisings from existing Shareholders, private placements and the Dutchess Line Agreement);

•	the Group’s achievements over the last two years, including its participation in the MPM-NLWS program and obtaining its first volume weapons contract (which remains subject to government ratification) as described in section 1.3;

•	the Company’s need for a major capital raising, including the risk that the Company may not conclude a major capital raising within six months to be able to repay the Face Value of the Notes by the proposed new Maturity Date; and

•	other advantages, disadvantages and risks to Note Holders involved in an extension to the Maturity Date of the Notes as described in this Explanatory Statement, the Directors believe an extension to the Maturity Date of the Notes provides Note Holders with a better chance to see a return on their investment than to appoint an administrator before 1 September 2011. Accordingly, the Directors unanimously recommend that Note Holders vote in favour of the Resolution.
Further information on the Directors’ recommendation is set out in section 4.
1.5 The Group’s future
In order for the Group to have a viable future it needs to:
(a)	secure short term funding;

(b)	extend the Maturity Date to delay the repayment of the Face Value of the Notes (the subject of this Notice of Meeting); and

(c)	successfully conclude a major capital raising.
Obtaining short term funding and an extension to the Maturity Date of the Notes are required to provide more time for the Group to pursue existing identified, and possibly identify new, sources of capital.
The Group currently has one avenue for short term funding available to it in the form of the Dutchess Line Agreement. Whilst the Dutchess Line Agreement has proven successful to date, there is no guarantee it will continue to provide the Group with an adequate source of short term funding. If it does not, the Company will need to find alternate sources of short term funding to enable it to remain solvent while it pursues a major capital raising. Otherwise, the Company will need to appoint an administrator which will have the consequences set out in section 1.4.
Further information on the Group’s need for a major capital raising is provided in section 1.6.
1.6 Major capital raising
The Group continues to pursue a major capital raising and seek other sources of equity.
Without a major capital raising, the Group cannot continue in operation in the medium term. In addition, a major capital raising will be required for the Company to be able to repay the Face Value of the Notes currently on issue by 1 March 2012 (the proposed new Maturity Date). It will not be possible for the Company to complete a major capital raising before the date of the Note Holder meeting, as a separate Shareholder approval will be required under the ASX Listing Rules and the Corporations Act.
The Company expects that a major capital raising will enable the Group to get one or more of its products to a production-ready stage and commence the marketing process. For the Company to get to that stage, it is expected to need A$10-$15 million of additional capital (the amount of funding required is difficult to forecast due to the nature of the Company’s research and development activities). In addition, a further A$18.9 million will be required to repay the Face Value of the Notes currently on issue if they are unable to be restructured or refinanced through other methods. At the high end, the Company is looking to raise approximately A$33.9 million, of which A$18.9 million would be used to repay the Face Value of the Notes currently on issue by 1 March 2012.

There is a risk that the Company will not be able to conclude a major capital raising by 1 March 2012. See section 5.2(a) for the consequences of failing to raise the funds required by this time.
2 The Extension
2.1 Details of the Extension
Note Holders are being asked to consider and approve an amendment to the Note Terms so that the Maturity Date of the Notes will be extended by six months to 1 March 2012 (the Extension).
The purpose of this Note Holder meeting is to obtain Note Holder approval for the Extension and to authorise the Trustee to execute the Amendment Deed to effect the Extension.
2.2 Rationale to extend the Maturity Date of the Notes by six months
In determining an appropriate extension period to propose to Note Holders, the Board was mindful to ensure that:
(a)	the length of the extension does not unduly prejudice the interests of Note Holders; and

(b)	the Company is afforded a reasonable time to:
(i)	continue to pursue a major capital raising and obtain any necessary Shareholder approval to conclude such a raising; and

(ii)	if a major capital raising cannot be concluded:
(A)	pursue alternative avenues for the restructure or refinancing of the Notes; and/or

(B)	convene a further meeting of Note Holders to consider a further extension to the Maturity Date of the Notes.
The Board has formed the view that a six month extension to the Maturity Date of the Notes provides an appropriate balance between the objectives listed above.
2.3 Approval of Shareholders
It is a Condition of the Resolution that, as required by ASX, Shareholders also approve the Extension by Ordinary Resolution at a general meeting. This means that even if Note Holders approve the Resolution, the Extension will not become effective unless the Condition is satisfied (see section 2.4).
The meeting of Shareholders is proposed to be held on the same date as the meeting of Note Holders.
A copy of the notice of general meeting of Shareholders will be sent to all Shareholders and will be available for inspection during business hours prior to the meeting at the registered office of the Company at 29 Sudbury St, Darra, Queensland 4076. Alternatively, a copy will be available on the Company’s website (www.metalstorm.com) or at ASX’s company announcements platform (www.asx.com.au — ASX ticker code MST) by accessing the notice of general meeting of Shareholders.
2.4 Effect of the Resolution
If the Resolution is passed it will not become effective unless Shareholder approval to the Extension is obtained or, alternatively, ASX advises that it does not require Shareholder approval to be obtained. If the Resolution does become effective and the Condition is satisfied, the Company and the Trustee will execute the Amendment Deed and the Extension will become effective.
See section 3.1 for the consequences of the Extension becoming effective.

3 Effect of the Extension on the Company and Note Holders
This section sets out some of the possible effects on the Company and the Note Holders in relation to their holding of Notes if the Resolution is approved, the Condition is satisfied and the Extension becomes effective.
3.1 Consequences of the Extension becoming effective
(a)	Repayment of Face Value of Notes delayed by six months
The Company will not be required to repay the Face Value of the Notes (being approximately A$18.9 million in aggregate) until 1 March 2012.
(b)	Interest will continue to be paid on Interest Bearing Notes
Interest Bearing Note Holders will continue to be paid interest on a quarterly basis for a further six months from 1 September 2011 to 1 March 2012.
The Company has, up to the date of this Explanatory Statement, paid interest on the Original Notes (up until 31 July 2009) and Interest Bearing Notes (since 31 July 2009) without default when it has become payable under the Note Terms.
Even if the Extension becomes effective, no interest will be payable on the Secured Notes.
(c)	Tax consequences
There are no specific tax consequences for the Note Holders arising from the Extension.
(d)	Conversion of Notes to Shares
All Note Holders will retain an ability to convert their Notes to Shares on a quarterly basis. A Note Holder who holds more than 5% of the Notes on issue (whether Interest Bearing Notes, Secured Notes or a combination of both) may also convert at least 250,000 of their Notes to Shares at any time.
3.2 Consequences of the Extension not becoming effective
If the Extension does not become effective then the terms of the Notes will remain unchanged. The Maturity Date (1 September 2011) will remain unchanged and the Company will continue to pay interest on the Notes until their redemption or conversion on the Maturity Date.
The Company does not currently have sufficient funds to repay the Face Value of the Notes currently on issue on the Maturity Date.
As noted in section 1.6, the Company is seeking a major injection of capital. However, no proposal has been finalised and a major capital raising will require a separate Shareholder approval. It will therefore not be possible to finalise a major capital raising before the Maturity Date.
If the Extension does not become effective then the Board expects that the Company will be required to appoint an administrator as it will not continue as a going concern past the Maturity Date (1 September 2011) — see section 1.4 for the potential consequences for Note Holders in these circumstances.
4 Directors’ recommendation
None of the directors of the Company directly hold Notes.
John Nicholls was appointed as a Director of the Company in September 2006 pursuant to an agreement with Harmony Investments. Harmony Investments is the largest holder of Notes holding 97,902,659 Secured Notes (equivalent to approximately 91% of Secured Notes and approximately 70% of the total Notes on issue). Although Mr Nicholls separately receives remuneration from Harmony Investments, Mr Nicholls considers it is appropriate for him to make a recommendation to Note Holders about the Resolution.

As noted in section 1.4, the Directors have carefully considered the potential impact of the Resolution on Note Holders and unanimously recommend that Note Holders vote in favour of the Resolution.
5 Factors to consider
There are a number of factors, both specific to the Company and of a general nature, which may affect the future operating and financial performance of the Company, the value of the Secured Notes and Interest Bearing Notes and the Company’s ability to repay the Notes at maturity. These factors should be considered by Note Holders when deciding whether to approve the Resolution.
This section 5 provides a summary of some of these factors but should not be regarded as exhaustive. Note Holders should carefully consider these factors in conjunction with other information contained in this Explanatory Statement and their own taxation and financial circumstances before deciding how to vote on the Resolution. It may be appropriate for Note Holders to seek professional advice before deciding whether to vote in favour of the Resolution.
5.1 Factors associated with holding Notes
(a)	Interest Bearing Notes are an unsecured debt
The Interest Bearing Notes are an unsecured debt obligation of the Company which ranks equally with all other ordinary unsecured creditors of the Company. In any winding up of the Company, Interest Bearing Note Holders will rank behind secured creditors, including the Secured Note Holders, and any future secured lenders to the Company.1
If the Company is wound up, Interest Bearing Note Holders will only have a right to receive repayment of the Face Value and interest after all secured creditors (including the Secured Note Holders), and any unsecured creditors preferred by law, have been paid in full. In the event of a shortfall of funds on a winding up of the Company, Interest Bearing Note Holders will not receive full repayment of the Face Value of their Interest Bearing Notes or any outstanding amount such as accrued interest.
As the Interest Bearing Notes are a debt security, the obligation to pay the Face Value and accrued interest will rank ahead of any repayment of capital to Shareholders in the event of a winding up.
(b)	Priority of Secured Notes
The Secured Notes are a secured debt obligation of the Company which ranks ahead of the Interest Bearing Notes. The Secured Notes will also rank ahead of all unsecured creditors of the Company, excluding unsecured creditors preferred by law.
In the event of a default event under the Charge, the Trustee on behalf of the Secured Note Holders can enforce the Charge and appoint a receiver to the Company. Examples of default events are:
(i)	a failure by the Company to pay interest on the Interest Bearing Notes or to repay the Face Value of the Notes on the Maturity Date;

(ii)	the Company ceasing to carry on business; or

(iii)	the Company entering into an arrangement or composition with its creditors.
Nonetheless, in the event that the net proceeds raised from an enforcement of the Charge and the sale of the Company’s assets results in a shortfall of funds, Secured Note Holders will not receive full repayment of the Face Value of their Secured Notes.

[1]	The Trust Deed requires Note Holder approval to be obtained before the Company can give security over its assets to a lender.

(c)	Potential for additional debts to be incurred that would affect the priority of Secured Notes and/or Interest Bearing Notes in a winding up
So long as the Company continues to operate, there could be an increase in the debts payable to unsecured creditors who are preferred by law in a winding up. For example, employee entitlements are preferred by law and it is possible that the value of employee entitlements may increase between 1 September 2011 and 1 March 2012.
In addition, the Company is permitted under the Trust Deed to take on unsecured debts for certain purposes, including:
•	to fund premiums for insurance policies maintained by the Group; and

•	for any other purpose so long as the debt does not exceed A$1 million in aggregate at any time.
While the Company does not currently have any debt that is used to fund premiums for insurance policies, it does currently have A$215,000 in unsecured debt obligations. If the Company were to take on additional unsecured debt as permitted by the Trust Deed, this debt would rank equally with Interest Bearing Notes, thereby diluting Interest Bearing Note Holders’ claims in a winding up.
(d)	Interest rate
The interest rate for the Interest Bearing Notes under the Note Terms continues to be a fixed rate of 10% per annum. The market for interest rates may be volatile and there is a risk that the general level of interest rates may increase during the period the Notes are on issue. This may make the interest rate of 10% per annum on the Interest Bearing Notes less attractive when compared to the other rates of return on comparable securities.
(e)	Financial market conditions
The market price of the Secured Notes and Interest Bearing Notes may fluctuate from now until their extended maturity date of 1 March 2012 due to factors such as interest rates, general movements in the Australian and international markets, investor sentiment, global and regional economic conditions, movements in the price of the Shares and factors which may affect the Company’s financial performance and position.
5.2 Company specific factors
(a)	Failure to raise funds required
The Company is pursuing a major capital raising and seeking other sources of equity. Several of those opportunities are advancing but given the present condition of the capital markets there is no certainty that sufficient funds to repay the Face Value of the Notes will be able to be raised by the proposed new Maturity Date of 1 March 2012.
The Directors do not expect that the Group will generate sufficient revenue to repay the Notes by 1 March 2012. A major capital raising will be required to repay the Face Value of the Notes.
If sufficient funds cannot be raised, it may be necessary to undertake a further restructure of the Notes (including an extension to the Maturity Date) before 1 March 2012 to enable the Company to continue as a going concern. If a further restructure of the Notes cannot be achieved by this time, the Company will be required to appoint an administrator which will have the consequences set out in section 1.4.
(b)	Inability to commercialise products
The Group’s technology requires further investment, development and testing prior to any commercial sales. The Group does not currently derive any revenue from the commercial sale of any applications of its technology.

The Group cannot be sure of the extent to which the technology or any products it develops will be able to penetrate the potential markets for defence, law enforcement or other commercial application or gain market acceptance.
Even if they perform successfully in research and evaluation trials, it is also not yet known whether the Group will be able to fully develop or commercialise its technology and products.
6 Trading of the Shares and Notes
Over the last three months, the Shares have traded between A$0.004 and A$0.008. Over the same period, the Interest Bearing Notes have traded between A$0.060 and A$0.100 and the Secured Notes have traded between A$0.040 and A$0.075.
7 Trustee’s disclaimer
The Trustee has not authorised or caused the issue of the Notice of Meeting or this Explanatory Statement. Neither the Trustee nor any member of the group of companies of which the Trustee is a member, makes any representation as to the truth or accuracy of the contents of these documents other than the parts which refer directly to the Trustee.
The Trustee does not make any representation regarding or accept any responsibility for any statements or omissions in or from any other parts of these documents, other than the parts of these documents which refer directly to the Trustee or which refer to the provisions of the Trust Deed. The Trustee has relied upon the Company for the accuracy of the contents of these documents.
Neither the Trustee nor any member of the group of companies of which the Trustee is a member makes any representations as to any potential return on the Notes.
8 Resolution: Approval of amendment to the Note Terms
8.1 The proposed amendment to the Note Terms
To effect the Extension, the Note Terms need to be amended. If the Resolution becomes effective, the Amendment Deed will be executed by the Company and Trustee to effect the amendment to the Note Terms. Section 3.2 above sets out the consequences if the Resolution is not passed or the Condition is not satisfied.
As stated in the Notice of Meeting, the Resolution is an Extraordinary Resolution that must be determined by a poll. In accordance with clause 15.8 of the Trust Deed, a poll will be taken in such manner as the Chairman directs.
A full copy of the Note Terms with the proposed amendment marked is available for inspection during business hours prior to the meeting at the registered office of the Company at 29 Sudbury St, Darra, Queensland 4076. Alternatively, the Company will provide a copy of the Note Terms with the proposed amendment marked free of charge to any person who requests a copy before the date of the meeting.
A copy of the Note Terms with the proposed amendment is also available on the Company’s website (www.metalstorm.com).
8.2 Trustee consent
Prior to this meeting, the Company has consulted with the Trustee and, subject to the necessary Note Holder and Shareholder resolutions being passed, obtained its consent to the proposed amendment to the Note Terms.

9 Notice of change to particulars under the Trust Deed
Under clause 18.3(b) of the Trust Deed, the Company may change its particulars for notices by giving notice of the change to the Trustee and to all Note Holders.
On 20 December 2010 the Company announced to ASX that its new contact details were:
Address: 29 Sudbury Street Darra Queensland 4076

Fax: (07) 3147 8610
In accordance with clause 18.3(b) of the Trust Deed, the Company is taking the opportunity in this Notice of Meeting and Explanatory Statement to notify the Trustee and all Note Holders that its particulars for notices under the Trust Deed have changed to the address and fax number listed above.

Glossary
In this Explanatory Statement, the following terms have the meanings below unless the context otherwise requires:

AEST	Australian Eastern Standard Time

Amendment Deed	a deed between the Company and the Trustee to amend the Note Terms to give effect to the Extension which will be tabled at the meeting

ASIC	Australian Securities and Investments Commission

ASX	ASX Limited ACN 008 624 691 or where the context requires, the securities exchange it operates

Charge	the fixed and floating charge over the assets of the Company in favour of the Trustee for the benefit of the Secured Note Holders, securing the obligations of the Company to repay the Face Value of the Secured Notes, dated 31 July 2009

Company or Metal Storm	Metal Storm Limited ABN 99 064 270 006

Condition	the condition to the Resolution set out in the Notice of Meeting.

Corporations Act	Corporations Act 2001 (Cth)

Dutchess Line Agreement	the Line Agreement between Dutchess Opportunity Fund II LP and the Company dated 22 June 2010

Extension	the proposal to amend the Note Terms to extend the Maturity Date of the Notes to 1 March 2012

Extraordinary Resolution	a resolution approved at a meeting of Note Holders by Note Holders entitled to cast not less than 75% of the votes of all Note Holders present or represented and voting at a meeting

Face Value	$0.135 per Note

Group	the Company, its wholly-owned subsidiaries and MSI

Harmony Investments	Harmony Investment Fund Limited and/or Harmony Capital Partners as the context requires

Interest Bearing Notes	Notes which bear interest, are convertible into Shares, have the rights set out in the Note Terms and can be traded on ASX under the ticker code MSTG

Maturity Date	the maturity date of the Notes as stated in the Note Terms, being 1 September 2011

MPM-NWLS	the US Marines’ Mission Payload Module — Non Lethal Weapon System program

MSI	Metal Storm Inc., a US company 49% owned by the Company

Note Holders	persons whose names are entered in the Register

Note Terms	terms which govern the Notes as amended from time to time

Notes	the Secured Notes and the Interest Bearing Notes or any of them as the context requires

Original Notes	the convertible notes issued under the Trust Deed on or about 1 September 2006 which became Interest Bearing Notes on 31 July 2009

Ordinary Resolution	a resolution passed at a meeting of Shareholders by Shareholders entitled to cast not less than 50% of the votes of all Shareholders present or represented and voting at a meeting

Register	the register of Secured Notes or Interest Bearing Notes, or both of them, as the context requires, maintained by or on behalf of the Company

Resolution	the resolution to approve the Extension that is set out in full in the Notice of Meeting

Secured Notes	Notes which are secured by the Charge, are convertible into Shares, have the rights set out in the Note Terms and can be traded on ASX under the ticker code MSTGA

Shareholders	persons whose names are entered in the register of Shares, maintained by or on behalf of the Company

Shares	fully paid ordinary shares in the capital of the Company

Trust Deed	Metal Storm Convertible Notes Trust Deed dated 11 July 2006 between the Company and the Trustee as amended from time to time

Trustee	ANZ Trustees Limited ABN 33 006 132 332 (formerly known as ANZ Executors & Trustee Company Limited)

Schedule
Current status of product development programs
MAUL™
The MAUL™ is a lightweight 12 gauge multi-shot accessory under-barrel launcher designed to fulfil a range of combat and law enforcement roles including non-lethal response, door breaching, lethal response and specialty payload delivery.
MAUL™ is being marketed primarily in its non-lethal and door breaching roles, providing these additional capabilities in a lightweight attachment for functions that cannot be performed by a conventional assault rifle. MAUL™ is also being marketed as having the potential to fulfil the role of a conventional lethal 12 gauge shotgun.
12 gauge (18mm) shotguns are in widespread use throughout the military, law enforcement and other government agencies. They are used for lethal, non-lethal and door breaching roles.
MAUL™ incorporates unique Metal Storm stacked round technology, eliminating the need for mechanical parts to reload the weapon between each shot. Its profile is slim, consisting primarily of a cartridge/barrel tube plus a trigger and small battery housing. It eliminates the bulky mechanical reloading mechanism and extended magazine of legacy systems, and requires no manual action between shots.
The MAUL™ was first conceived under a contract with the US Marines Warfighting Laboratory. A proof gun and 600 munitions were delivered to the US Marines in May 2008. The gun was successfully demonstrated at a public firing at the National Defense Industrial Association show in Dallas, Texas in the same month. In May 2008, the Office of Naval Research awarded a US$936,695 contract to Metal Storm Inc. to continue the development of the MAUL™ and demonstrate a fully operational unit on an M4 rifle by May 2009. This demonstration occurred at the Nellis Air Force Base in Nevada, USA on 20 May 2009.
Since that time MAUL™ has been demonstrated to a number of international military, law enforcement, homeland security and other government organisations. In addition, MSI has provided Defence Research & Development Canada with three MAUL™ weapons and ammunition for evaluation purposes.
On a technical front, the weapon design has been overhauled with the objective of meeting stringent safety and environmental performance requirements. Changes have included major enhancements to the electronic fire control unit (FCU), plus mechanical design enhancements including waterproofing and shock mitigation. Further development work has also been underway on the ammunition systems, to reduce production cost and enhance performance.
In August 2010 the Company received its first volume order from the Correctional Service of Papua New Guinea. The contract requires the supply of 500 MAUL™ weapons and 50,000 rounds of non-lethal ammunition. As described in section 1.3, this contract is awaiting final government ratification. The Company believes that, if the contract is ratified and the deposit paid, the Company will be able to begin delivering weapons under this contract within six months after receipt of the deposit.
FireStorm™
FireStorm™ is a lightweight 4 barrel 40mm remotely operated weapons system with a 16 to 24 shot payload depending on the ammunition used.
MSI designed the weapon to fulfil multiple roles in urban conflict, peacekeeping, convoy and asset protection and civil crowd control environments. By taking full advantage of the Group’s developments in both lethal and non-lethal munitions, it will provide the operator with the opportunity to select from a number of ammunition types after sighting a particular target — providing escalation of force options from non-lethal sponge rounds to high explosive 40mm grenades. This flexibility is unavailable in the majority of conventional small and medium calibre weapons used today by military forces.
FireStorm™ can be deployed on ground robots, placed on vantage points for fixed asset and perimeter protection, mounted on lightweight vehicles and used in both lethal and less lethal operations. Its guns have no moving parts in the firing sequence, eliminating the potential for mechanical reload jamming. The barrels can be hermetically sealed, yet still be available for immediate remote firing as needed.
The development of FireStorm™ builds on the foundation of earlier prototype 4 barrel weapons systems development including Redback™. In September 2008 MSI provided FireStorm™ to the US Marines for test firing by their personnel under a contract with the Marine Corps Systems Command. This contract was issued as a part of the US Marines’ Mission Payload Module — Non Lethal Weapon System program (MPM-NLWS). Less-lethal chemical payload rounds and frangible nose blunt impact chemical dispersion rounds were fired during the test.
As a result of its performance in the above contract, MSI was one of two companies awarded a contract in the MPM-NLWS Technology Development Phase of the program. This US$1.5 million contract was awarded in March 2010, and was completed in April 2011. The contract included the development of a new prototype 15 barrel, 45 shot, 40mm weapon system plus a high intensity, proximity fuzed, airburst “flash/bang” grenade.
If the evaluation by the US Marines of the prototype designs submitted in the Technology Development Phase is successful, the program is expected to move into the Engineering and Manufacturing Development Phase. The US Marines have stated that they are seeking 312 MPM weapon systems and ammunition in this phase of this program.
MSI currently anticipates that if the Engineering and Manufacturing Development Phase proceeds, it will tender for the contract when the solicitation is issued, which is currently expected in the fourth quarter of the 2011 calendar year.
FireStorm™ FURY
FireStorm™ FURY was launched in April 2011. It broadens the FireStorm™ configuration developed for MPM-NLWS to a configurable multi-barrel weapon system that can fire both non-lethal and lethal ammunition.
FireStorm™ FURY weapons are defined as remotely operated mounted weapon systems that consist of between 4 and 30 barrels built into pods — each pod being incorporated into a one or two axes motorised mount that can be remotely operated. Each barrel can be loaded with up to 6 rounds, and can deliver burst fire-rates of up to 10,000 rounds per minute with 40mm grenades.
Using modular Metal Storm weapons technology, Metal Storm will be able to configure FireStorm™ FURY weapons to meet specific user requirements in terms of barrel numbers, calibres, total payload and mount control systems.
The intended market for FireStorm™ FURY is the international military and law enforcement market. The focus, as with MPM-NLWS, is the provision of a non-lethal weapon system for crowd control, convoy, checkpoint and perimeter protection. However, the emphasis is being placed on the potential for escalation of force, from a non-lethal first response where appropriate, up to an overwhelmingly lethal response where necessary. FireStorm™ FURY weapons are also being marketed as configurable to deliver only non-lethal payloads if this restriction is deemed necessary for the particular organisation being supplied.

FireStorm™ FURY will have the potential to fulfil the growing need for large scale non-lethal response to civil unrest situations across the world, plus provide non-lethal and escalation of force options for military forces operating in urban combat and peacekeeping roles.
The development of the FireStorm™ FURY has resulted from, and continues to be influenced by, the Group’s involvement in the MPM-NLWS program.
3GL
The 3GL was developed to overcome many of the deficiencies of existing 40mm shoulder fired grenade launchers. Most current 40mm underslung grenade launchers are single shot. Multi-shot grenade launchers are heavy, bulky and in practice do not permit the soldier to also carry an assault rifle.
The 3GL is a semi-automatic 3 shot underslung grenade launcher that can be fitted to a soldier’s assault weapon. It provides three times the firepower before reloading compared to conventional underslung launchers. This cannot be achieved using conventional weapons technology, as the mechanical auto-reload system would add many additional pounds and increase the size to the point where an underslung weapon would be impractical for the soldier on the battlefield.
In 2009, as a part of the Joint Collaboration Agreement with Singapore Technologies Kinetics, the 3GL achieved certification for safe man-firing using 40mm ammunition with non-explosive warheads.
Since that time an enhanced, more rugged version of the weapon has been in design and testing. The program has, however, been restricted due to the financial constraints the Company has been operating under. These constraints have particularly affected the qualification of the 40mm STORM40 high explosive grenade ammunition that is essential for the 3GL to be delivered to market.
The Company expects that, if sufficient funds are raised to complete the formal qualification of the STORM40 ammunition, the 3GL program will be reviewed appropriately.
Ammunition
A number of ammunition natures for the Group’s 40mm and 18mm systems have been developed or enhanced during the year.
40mm STORM40 lethal ammunition
The low velocity 40mm STORM40 lethal round development program has been the vanguard for technology development for all Metal Storm ammunition developments. STORM40 completed its certification clearance for shoulder firing using non-explosive warheads in 2009. Since then it has been subjected to an intensive series of pre-qualification environmental and performance tests including being tested down to —54ºC and up to +71ºC, full water immersion tests, drop tests plus tests for velocity, accuracy, dispersion, armour penetration and fragmentation to provide evidence of its ability to pass the formal qualification testing.
Based on the results of the pre-qualification testing, the Company considers that subject to the successful completion of the final critical design review, the STORM40 ammunition system is ready for formal qualification testing.
Although the Company intended to undertake the final critical design review and formal qualification testing following the successful rights issue conducted in August 2010, these tasks are yet to be undertaken due to the high costs involved with testing high explosive ammunition and the limited financial resources that have been available to the Company since that time. The Company also entered into the MAUL™ supply contract with the Correctional Service of Papua New Guinea in August 2010 as described in section 1.3. This has necessitated the diversion of funds to the MAUL™ program to ensure the Company is in a position to fill the order should government ratification and the payment of the deposit be forthcoming.

The STORM40 ammunition design consists of a Metal Storm tail piece which is attached to a conventional high explosive grenade warhead. This modular design allows the STORM40 tailpiece to be used for the launch of a number of different projectile types, making the design and testing investment applicable across all the current Metal Storm 40mm weapon platforms.
40mm less lethal ammunition
Four main types of less-lethal 40mm ammunition have been developed and are undergoing testing. Blunt impact sponge rounds were first test fired in 2008. Frangible nose blunt impact chemical dispersion rounds were demonstrated to the US Navy in China Lake in 2010. These rounds combine single target blunt impact with an area dispersion of an irritant or marker dye. A chemical cargo round was also developed for delivering tear gas or other payloads. The latter two round types were delivered as ammunition with FireStorm™ for the Marine Corps Systems Command Market Research Demonstration, which provided evidence to support the selection of MSI for the MPM-NLWS Technology Development Phase contract.
During 2010 and 2011, as a part of the MPM-NLWS program, MSI developed an enhanced “flash/bang” grenade that uses intense sound, light and pressure to provide an extended non-lethal area effect. The ammunition includes a proximity fuse to control the airburst detonation of the warhead at a fixed distance from the target. Extensive testing was carried out on this new munition by the customer during the MPM-NLWS Technology Development Phase contract.
18mm (12 gauge) ammunition
The Group has developed and test fired several 12 gauge munitions including non-lethal blunt impact, door breaching and solid lethal projectile. It is also engaged in developing munitions that launch other specialist payloads.
Cost and production engineering is now underway for the non-lethal blunt impact munition in advance of the first 50,000 rounds ordered by the Correctional Service of Papua New Guinea (which remains subject to government ratification). It is expected that the design enhancements for this round will be incorporated into other ammunition designs in due course.
After cost and production engineering is complete, a series of tests to complete the qualification process will be undertaken for the ammunition. As there is no explosive warhead involved, the cost and timeframe for qualification of these systems will be less extensive.